UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2010.
Commission File Number: 001-31221
Total number of pages: 2

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.
Date: March 26, 2010	By:	/S/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

Information furnished in this form:
1.	Announcement of Cancellation of Treasury Stock

NTT DoCoMo, Inc
Sanno Park Tower
2-11-1 Nagata-cho
Chiyoda-ku, Tokyo
100-6150, Japan

For Immediate Release
Cancellation of Treasury Stock
TOKYO, JAPAN, March 26, 2010 — NTT DOCOMO, INC. announced today that its board of directors has approved a cancellation of treasury stock pursuant to article 178 of the Corporation Law.
1.	Class of shares to be cancelled

Common stock

2.	Number of shares to be cancelled

160,000 shares (about 0.36% of issued shares before the cancellation)

3.	Date of cancellation

March 31, 2010
Note: The number of issued shares after the cancellation will be 43,790,000.
For further information, please contact:
Masaki Okamura or Makiko Furuta
International PR
Public Relations Department
Tel: +81-3-5156-1366
Fax: +81-3-5501-3408
Website: www.nttdocomo.com
Inquiries may also be made through the following URL:
http://www.nttdocomo.com/contact
About NTT DOCOMO
NTT DOCOMO is the world’s leading mobile operator and provider of advanced mobile services. The company serves over 54 million customers in Japan, including 48 million using i-mode™, the world’s most popular mobile e-mail/Internet platform, and 52 million using FOMA™, the world’s original 3G mobile service based on W-CDMA. As a leader in the development of cutting-edge mobile technologies, DOCOMO is continually expanding the role of mobile phones as versatile and highly personalized “lifestyle tools” for everyday life, including with a wide range of innovative services for mobile payments, GPS, mobile TV, multimedia content and much more. NTT DOCOMO is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.
FOMA and i-mode are trademarks or registered trademarks of NTT DOCOMO, INC. in Japan and other countries.
FOMA service is only available in Japan.